Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

January 14, 2011

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements;

•	our expectations regarding future financings;
•	our plans to conduct clinical trials; and
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue to operate as a going concern;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this management, discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  We plan to continue our development programs from internal resources as they are available.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.

The interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes that Lorus will continue in operation for the foreseeable future and be able to realize our assets and discharge our liabilities and commitments in the normal course of business. There is significant doubt about the Company’s ability to continue as a going concern because management has forecasted that our current level of cash and cash equivalents and short-term investments, including the December 1, 2010 private placement described below, will not be sufficient to execute its current planned expenditures for the next 12 months without further investment. Lorus is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by Lorus could result in significant dilution in the equity interest of existing shareholders.  There can be no assurance that we will be able to obtain sufficient financing to meet future operational needs. As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2010 and the accompanying notes (the "Financial Statements").  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian GAAP.  All amounts are expressed in Canadian dollars unless otherwise noted.  All comparative figures presented in these consolidated financial statements include those of those of Old Lorus prior to the Arrangement Date (as defined below) and the Company after the Arrangement Date.  References in this Management’s Discussion and Analysis (“MD&A”) to the “Company”, “Lorus”, “we”, “our”, “us” and similar expressions, unless otherwise stated, refers to Lorus Therapeutics Inc.

SHARE CONSOLIDATION

In accordance the authority granted by shareholders at the Company’s annual and special meeting on November 30, 2009 to permit it to implement a consolidation of the Company’s outstanding common shares in a ratio of between 1-for-10 and 1-for-50 at any time prior to November 30, 2010, the Company’s Board of Directors approved a 1-for-30 share consolidation which became effective May 25, 2010. In the interim MD&A, all references to number of shares, stock options and warrants in the current and past periods have been adjusted to reflect the impact of the consolidation.  All amounts based on the number of shares, stock options or warrants, unless otherwise specified, such as (loss) earnings per share and weighted average issuance price in the case of stock options have been adjusted to reflect the impact of 1-for-30 share consolidation.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to preparation for initiation of a Phase III clinical trial.   A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and management lies in drugs that are effective, have minimal side effects, and therefore improve a patient's quality of life.  Many drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive upfront and milestone payments as well as royalties from such partnerships, which will support continued development of our other product candidates.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our net loss for the three months ended November 30, 2010 remained consistent at $1.3 million ($0.11 per share) compared to $1.3 million ($0.14 per share) in the same period in the prior year.  The Company had a net loss of $2.4 million ($0.23 per share) for the six months ended November 30, 2010 compared to net earning of $8.5 million (basic earnings $0.97 per share, diluted earnings of $0.95 per share) during the same period in the prior year.  The year-to-date net earnings in fiscal 2010 is a result of the $11.0 million gain on sale recognized on the extinguishment of our convertible debentures in June 2009.

We utilized cash of $2.6 million in our operating activities in three-month period ended November 30, 2010 compared with $651 thousand during the same period in fiscal 2010.  For the six months ended November 30, 2010 we utilized cash of $3.3 million compared with $1.6 million in the same period last year.  The increase in cash utilized in the three and six months ended November 30, 2010 compared with the same periods in the prior year is due to a reduction in accounts payable and accrued liabilities as well as the repayment of outstanding promissory notes

At November 30, 2010, we had cash and cash equivalents $1.9 million compared to $667 thousand at May 31, 2010.   Subsequent to the quarter end, on December 1, 2010 the Company completed a private placement for proceeds of $1.7 million.  As such Lorus had $3.6 million in cash and cash equivalents available for use on December 1, 2010.

RESULTS OF OPERATIONS

Revenue
Revenue for the three-month period ended November 30, 2010 was nil compared with revenue of $79 thousand for the same period last year.  For the six-month period ended November 30, 2010, total revenue was also nil compared with $128 thousand in the same period last year.  Revenue recorded in the prior year was related to an increase in milestone revenues associated with the license of Virulizin to ZOR Pharmaceuticals (“ZOR”).  During the quarter ended November 30, 2008 Lorus received a $178 thousand (US$150 thousand) milestone payment from ZOR related to their achievement of a financing milestone, this milestone was recognized over the remaining 12 months of a service contract whereby Lorus agreed to provide consulting services to ZOR.  As of November 30, 2009, the Company had fully recognized the milestone payments.  The service agreement with ZOR expired in October 2009.

Research and Development
Research and development expenses totaled $603 thousand in the three-month period ended November 30, 2010 compared to $658 thousand during the same period in the prior year and decreased to $1.1 million from $1.2 million in the six month period ended November 30, 2010 as compared to the same period in the prior year.

Research and development expenditures are lower for the three month period ended November 30, 2010 compared with the prior year due to the completion of the Phase II AML clinical trial in November 2009 for which we no longer incur expenditures as well as lower personnel costs due to headcount reductions offset by higher costs related to the preparation of a Phase I clinical trial for LOR-253.

For the six month period ended November 30, 2010 research and development spending decreased due to the completion of the Phase II AML clinical trial as discussed above and lower personnel costs offset by higher spending on the LOR-253 clinical program and a research tax credit  which further offset expenditures in the prior year.

General and Administrative
General and administrative expenses totaled $564 thousand in the three-month period ended November 30, 2010 compared to $743 thousand in same period in the prior year.  For the six month period ended November 30, 2010, general and administrative expenses were $1.2 million compared with $1.3 million in the same period in the prior year.

General and administrative expenses were lower in the three months ended November 30, 2010 compared with the prior year due to reduced patent costs resulting from one time charges in the prior year and timing of filings as well as lower personnel costs and lower costs associated with our annual general meeting.

General and administrative expensed remained fairly consistent with the prior year for the six month period ended November 30, 2010.  Cost savings due to reduced personnel, lower patent costs due to one time charges in the prior year and general cost reductions were offset during the six month period by $160 thousand in expenses associated with the terminated financing.  We do not expect to incur any further expenses related to the terminated financing discussed below.

Stock-Based Compensation
In the three-month period ended November 30, 2010, the Company recognized a stock-based compensation expense of $31 thousand compared with a recovery of $89 thousand in the same period last year.   In the six-month period ended November 30, 2010 the Company recognized an expense of $80 thousand compared with $16 thousand for the same period in the prior year.  Stock based compensation expense in the current year is significantly lower than prior years (excluding fiscal 2010) due to no option issuances year to date.  The recovery recorded in the quarter ended November 30, 2009 was due to a recovery related to the forfeiture of unvested options.

Subsequent to the quarter end the Company issued options to certain directors, officers and employees.  In additon certain officers and employees agreed to the cancellation of issued stock options held by them.  These transactions will be accounted for in the third quarter of fiscal 2011.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $14 thousand in the three-month period and $28 thousand in the six-month period ended November 30, 2010 as compared to $22 thousand and $43 thousand in the same periods, respectively, in the prior year.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past three fiscal years.

Interest Expense
Interest expense was $43 thousand in the three-month period ended November 30, 2010 compared with $14 thousand in the same period last year.  For the six-month period ended November 30, 2010 interest expense was $71 thousand compared with $41 thousand for the same period last year. Interest expense for the three and six months ended November 30, 2010 relates to interest accrued at a rate of 10% on the related party promissory notes described below.  These promissory notes were all repaid at November 30, 2010.   Interest expense in the three months ended November 30, 2009 was related to the promissory note entered into in October 2009 and repaid November 27, 2009.   Interest expense in the six months ended November 30, 2009 includes interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The Company repurchased the convertible debentures in June 2009.

Accretion in Carrying Value of Secured Convertible Debentures
There was no accretion expense for the three and six-month periods ended November 30, 2010 as a result of the repurchase transaction described below.  There was no accretion expense during the three-month period ended November 30, 2009.   The  accretion expense recorded in the six-month period ended November 30, 2009 relates to the period June 1, 2009 to June 19, 2009.  When the debentures were originally established, the Company allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance. Prior to the repurchase of the convertible debentures, each reporting period, the Company accreted the carrying value of the convertible debentures such that if they had remained outstanding to maturity, October 6, 2009, the carrying value of the debentures would be the face amount of $15.0 million.  As a result of the repurchase transaction, the Company no longer incurs accretion costs on these debentures.

Interest  Income
Interest income totaled nil in the three-month period ended November 30, 2010 compared to $3 thousand in the same period last year.  For the six-month period ended November 30, 2010 interest income totaled $4 thousand compared with $14 thousand in the same period last year.  The decrease in interest income during both the three and six month periods ended November 30, 2010 is due to a lower average cash and investment balances and lower interest rates available on investments compared to the same periods in the prior year.

Net (loss) earning for the period
Our net loss for the three months ended November 30, 2010 remained consistent at $1.3 million ($0.11 per share) compared to $1.3 million ($0.14 per share) in the same period in the prior year.  The Company had a net loss of $2.4 million ($0.23 per share) for the six months ended November 30, 2010 compared to net earning of $8.5 million (basic earnings $0.97 per share, diluted earnings of $0.95 per share) during the same period in the prior year.  The year-to-date net earnings in fiscal 2010 are primarily a result of the $11.0 million gain on sale recognized on the extinguishment of its convertible debentures in June 2009.  Our loss from operations for the three and six month periods ended November 30, 2010 (before the gain on repurchase of the convertible debentures) remained consistent at $1.3 million and $2.4 million compared with $1.3 million and $2.5 million in the same periods in the prior year.

Research and development and general and administrative costs were lower in the three and six month periods ended November 30, 2010 as a result of reduced spending on LOR-2040 due to the completion of the Phase II clinical trial in 2009, lower personnel, patent and other overhead costs. These reductions are partly offset by costs associated with the LOR-253 Phase I clinical trial to be initiated in the third quarter as well as the terminated financing discussed below.  In the three months ended November 30, 2010 compared with the prior year higher stock based compensation costs offset these decreases with an expense of $31 thousand in the current year compared with a $89 thousand recovery in the prior year as well as revenue of $79 thousand in the prior year compared with no revenue in the current year.

For the six months ended November 30, 2010 lower general and administrative and research and development costs were offset by higher stock based compensation costs in the current year by $64 thousand as well as revenue of $128 thousand in the prior year and no revenue in the current year.

RIGHTS OFFERING

On August 27, 2010 the Company announced a proposed rights offering as described below including a $4 million standby purchase agreement from a director of the Company, Mr. Herbert Abramson. Mr. Abramson also provided the Company with interim financing by way of three $500 thousand monthly loans, advanced on August 11, 2010, September 13, 2010 and October 5, 2010. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. All three notes were repaid upon the close of the rights offering described below.

On September 27, 2010 Lorus filed a final short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Company (the “Rights Offering”).

Under the Rights Offering, holders of common shares of the Company as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase a unit of the Company at a price of $1.11 per unit. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share of the Company at a price of $1.33 until May 2012.

A total of 4.2 million units of the Company at a price of $1.11 per unit were issued in connection with the rights offering. As a result of the rights offering Lorus issued 4.2 million common shares and 4.2 million common share purchase warrants.

In connection with the rights offering, the Company secured a standby purchase arrangement of $4 million by Herbert Abramson, one of Lorus’ directors. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed rights offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the stand-by purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the offering for $4.0 million.

The total costs associated with the transaction were approximately $370 thousand.  The Company has allocated the net proceeds of the Rights Offering to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $3.2 million of the net proceeds were allocated to the common shares and $1.0 million to the common share purchase warrants.

TERMINATED U.S. FINANCING

In April 2010, the Company filed a Registration Statement on Form F-1 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") for an offering of up to US$17.5 million of units in the United States.

In August 2010 the Company announced that due to unfavourable market conditions the Registration Statement would be withdrawn and the public financing would not proceed.  The Company incurred fees of approximately $569 thousand related to this filing which were included in general and administrative expenses for the year ended May 31, 2010.  An additional $156 thousand in fees were incurred in the six months ended November 30, 2010 and included in general and administrative expenditures.

RELATED PARTY TRANSACTIONS

In October 2009, the Company entered into a loan agreement with a member of its Board of Directors, Mr. Herbert Abramson, to borrow $1 million. The loan amount, which was received on October 6, 2009, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%. The principal and interest were due in six months. The principal amount of $1.0 million was applied to subscribe for Units as part of the November 27, 2009 private placement.

In April 2010, the Company entered into a loan agreement with a company related to the same member as above of its Board of Directors to borrow $1 million. The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%. The principal and interest amount were due in six months and later extended a further three months. The principal amount was repaid in November 2010.

See also Rights Offering and Subsequent Events for further related party transactions.

DEBENTURE REPURCHASE

The terms of the secured convertible debentures are described in note 13 to the Company's annual consolidated financial statements for the period ended May 31, 2010.  The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”), certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retained a perpetual royalty free license for the animal use of Virulizin.  TEMIC is fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services. For receipt of this Consideration, TEMIC released all security interest in the assets of Lorus.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures, $3.8 million, the equity portion of the debentures, was transferred to contributed surplus. The gain on repurchase of the debentures did not result in income taxes payable as the Company had sufficient capital loss and non-capital loss carryforwards to shelter these gains.

WARRANT EXPIRY

The 571 thousand warrants issued on August 7, 2008 expired unexercised on August 10, 2010.  This expiry results in a transfer of the value attributed to the expired warrants of $417 thousand to contributed surplus.

PLAN OF ARRANGEMENT AND CORPORATE REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), the Company (or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statement information included in this MD&A reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures have remained fairly consistent over the past eight quarters with the exception of February 28, 2009 when spending was higher due to the manufacture of LOR-253 drug for future development.

General and administrative expenses have remained fairly consistent over the past two years as the Company continues to reduce overhead spending.  The quarter ended November 30, 2009 had slightly higher spending due to one time patent costs.  For the quarter ended May 31, 2010 expenditures were higher than average due to $569 thousand in costs associated with a terminated financing initiative which were written off during the quarter.

The Company recognized a gain on the repurchase of its convertible debentures and transfer of assets of $11.0 million in the quarter ended August 31, 2009.

Cash used in operating activities fluctuates significantly based on the timing of payments.  For the quarter ended November 30, 2010 the number was much higher due to the repayment of promissory notes discussed under Rights Offering.

(Amounts in 000’s except for per common share data)	Nov. 30, 2010		Aug. 31, 2010		May 31, 2010		Feb 28, 2010	Nov 30, 2009	Aug 31, 2009	May 31, 2009	Feb 28, 2009

Revenue	$	―	$	―	$	―	$3	$79	$49	$78	$64
Research and development expense (1)		603		489		601	718	658	540	701	1,090
General and administrative expense(1)		564		589		1,173	515	743	533	516	775
Net earnings (loss)		(1,255)		(1,165)		(1,820)	(1,343)	(1,266)	9,760	(1,895)	(2,469)
Basic and diluted
net (loss) profit per share		$(0.11)		$(0.12)		$(0.18)	$(0.14)	$(0.14)	$1.14	$(0.22)	$(0.29)
Cash used in operating activities		$(2,603)		$(685)		$(271)	$(1,812)	$(651)	$(987)	$(1,394)	$(1,789)
(1)	Quarterly information prior to August 31, 2009 has been reclassified to conform to the financial statement presentation subsequent to that date.
(2)
During periods of net loss, the calculation of diluted loss per share excludes all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2010, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations.

The Company is not subject to externally imposed capital requirements.

Cash Position
At November 30, 2010, Lorus had cash, cash equivalents and short-term investments totaling $1.9 million compared to $914 thousand at May 31, 2010.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities) at November 30, 2010 was $647 thousand.  Subsequent to the quarter end, on December 1, 2010 the Company completed a private placement for proceeds of $1.7 million.  As such Lorus had $3.6 million in cash and cash equivalents available for use on December 1, 2010.

As discussed above, management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments is not sufficient to execute its current planned expenditures for the next twelve months without further investment. The Company continues to investigate various options to obtain sufficient capital to continue its operations.  If we are able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies or acquire new technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

Contractual Obligations and Off-Balance Sheet Financing
At November 30, 2010, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)	Less than 1 year	1-3 years	Total
Operating leases	$58	$2	$60
Total	$58	$2	$60

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of November 30, 2010 the Company has not received any amounts related to these licensing agreements and therefore, no amounts are owing.  The amount of future fees, if any, is not determinable.

Subsequent to the quarter end the Company entered into various contracts with service providers with respect to the proposed LOR-253 phase I clinical trial.  These contracts could result in future payment commitments of approximately $860 thousand.  Of this amount $60 thousand has been accrued or paid at November 30, 2010.  The payments will be based on services performed and amounts maybe higher or lower based on actual services performed.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants.  The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of November 30, 2010 no amounts were owed and the amount of future fees payable to the consultants, if any, are not determinable.

As at November 30, 2010, we have not entered into any off-balance sheet arrangements.

SUBSEQUENT EVENT

On December 1, 2010 Lorus closed a private placement of 1,581,667 common shares of the Corporation at a price of $1.05 per share for gross proceeds of approximately $1,660,750. Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. No commission was paid in connection with the private placement.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our MD&A for the year ended May 31, 2010 for a complete discussion of risks and uncertainties.

•	Our ability to continue as a going concern.
•	The cash and cash equivalents on hand are not sufficient to execute our operating strategies for the next twelve months and we may not be able to raise sufficient funds to continue operations.
•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•
Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
•	We have indemnified Old Lorus and its directors, officers and employees in respect of the Arrangement.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in our MD&A for the year ended May 31, 2010.  As well, our significant accounting policies are disclosed in Note 3, Significant Accounting Policies, of the notes to the financial statements of Lorus for the year ended May 31, 2010.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended November 30, 2010 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Recent Accounting Recommendations not yet adopted
The Canadian Accounting Standards Board (“AcSB”) requires all Canadian publicly accountable entities to adopt IFRS for years beginning on or after January 1, 2011. Lorus’ first annual filing will be for the year ended May 31, 2012; its first filing under IFRS will be for the quarter ending August 31, 2011 and will include IFRS comparative figures for the period ended August 31, 2010.   Accordingly, Lorus’ adoption date for IFRS is June 1, 2011, but the transition date (“Transition Date”) is June 1, 2010 in order to accommodate IFRS comparative figures in Lorus’ 2011 financial statements.

The Company is managing the IFRS conversion requirements in phases as described in detail in our MD&A for the year ended May 31, 2010.

Current Implementation Status
To date, Phase 1 of our implementation has been completed and the Company is in the process of assessing policy and disclosure choices through the preparation of impact assessments based on those changes expected to have the largest impact on the financial statements and internal control processes and controls.  The Company’s plan is to have its accounting policies under IFRS finalized by March 31, 2011. The Company’s plan includes monitoring changes to IFRS standards throughout the year.   Based on initial analysis the areas that are expected to have the most significant impact on the Company include:

•	Property, plant and equipment (IAS 16)
•	Intangible Assets (IAS 38)
•	Impairment (IAS 36)
•	Provisions, Contingent Liabilities and Contingent Assets (IAS 37)
•	Stock-based compensation (IFRS 2)
•	Financial statement presentation (IAS 1)

The Company’s IFRS convergence project is managed by the Acting Chief Financial Officer. The Company has a simple corporate structure with only one subsidiary and no foreign operations.   For these reasons there is not a need to have a cross functional team of human resources and information technology professionals.  The Company engaged a consultant to perform Phase I of our implementation plan which was complete at May 31, 2010.  Consultants will be brought in to provide expert advice as necessary throughout the last two quarters of the year.

Due to our efforts being focused on financing initiatives over the first two quarters of the year there has been little progress made on our implementation plan.  Management intends to escalate our efforts during the last two quarters of the year with external resources.

UPDATED SHARE INFORMATION

As at January 14, 2011, the Company had 15.7 million common shares issued and outstanding and common share purchase warrants convertible into 4.9 million common shares. In addition, the Company had issued and outstanding 1.1 million stock options to purchase an equal number of common shares.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2010 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.